[GRAPHIC OMITTED]
BARRICK

SECOND QUARTER PRESS RELEASE 2002
Based on US GAAP and expressed in US dollars.

Barrick Earns $59 Million in Second Quarter
Organic Growth  Pipeline  Enhanced;
Expects higher production and lower costs in second half

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   Second Quarter in Brief
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o    Net income totals $59 million, or 11 cents per share

o    Production totals 1.35 million ounces of gold at $178 an ounce

o    Cash and short-term investments increase to $916 million

o Hedge commitments decline by 3.1 million ounces - Further reductions expected in second half

o Alto Chicama resource estimate doubles to 7.3 million ounces of gold - further increase expected in second half of year - Discovery enhances Company's organic growth pipeline

o    Higher production and lower costs expected in second half of year
--------------------------------------------------------------------------------

TORONTO, JULY 25, 2002
For Immediate release

Barrick Gold Corporation today reported earnings of $59 million and operating cash flow of $177 million for the second quarter of 2002, compared to earnings of $58 million and operating cash flow of $196 million in the prior-year period. During the quarter, the Company benefited from solid contributions from the Pierina and Eskay Creek mines, currency related gains and rising gold prices. However, overall production was lower and cash costs higher than the year-before quarter, reflecting lower than planned performances at the Hemlo, Kalgoorlie and Meikle operations and declining production from a group of mines being phased out this year.

     During the quarter, the Company continued to simplify its hedge program by reducing its hedge commitments by 3.1 million ounces, ahead of its initial year-end target. The Company also further enhanced its organic growth pipeline with the July 10th announcement that it has doubled the gold resource at its grassroots exploration discovery on the Alto Chicama Property in Peru. With this discovery, Barrick has four major development projects in the pipeline at a time of rising gold prices.

     "In the second quarter we announced our best grassroots exploration discovery in Company history," said Randall Oliphant, President and Chief Executive Officer. "At the same time, we also had some operations performing below our expectations. We've been aggressive in making operational improvements at each of these sites that put us on track for better results in the second half of the year." For the year, production is on track to meet plan at 5.7 million ounces at marginally higher cash costs of $172 an ounce.

BARRICK SECOND QUARTER REPORT 2002                                 PRESS RELEASE

     Net income for the second quarter was $59 million, or 11 cents per share, compared to $58 million, or 11 cents per share, for second quarter 2001, while net income before non-hedge-related adjustments, was $48 million (9 cents per share) compared to $72 million (13 cents per share) in the year earlier period
1. Operating cash flow, before previously accrued Homestake merger costs, was $187 million, or 35 cents per share, for the second quarter 2002, compared to $196 million, or 36 cents per share in the prior year period. After paying the previously accrued merger costs, the Company recorded operating cash flow of $177 million, or 33 cents per share, for the second quarter of 2002. The Company reported free cash flow of $87 million 1 during the quarter, after capital expenditures, up from $56 million in the prior year period.

     For the first half of 2002, net income was $105 million (20 cents per share) compared to $145 million (27 cents per share) in the first half of 2001. Net income before non-hedge-related adjustments was $95 million or 18 cents per share, compared to $121 million, or 22 cents per share, in the prior year period. Operating cash flow, before previously accrued Homestake merger costs, was $366 million, or 68 cents per share, for first half 2002, compared to $398 million, or 74 cents per share in the prior year period. After paying the previously accrued $38 million in merger costs, the Company recorded operating cash flow of $328 million, or 61 cents per share, for the first half of 2002.

REDUCED AND SIMPLIFIED HEDGE PROGRAM

"As we stated at our Annual Meeting in May, a simple spot deferred program makes more sense in today's environment," said Jamie Sokalsky, Senior Vice President and Chief Financial Officer. "With the changes we made during the quarter, our overall Program has become smaller and simpler while continuing to give us the confidence of more secure and predictable cash flows."

     During the second quarter, the Company reduced its variable price sales contracts and call options under the Premium Gold Sales Program from 6.1 million ounces to 3.1 million ounces, as 3 million ounces expired, were converted to spot deferred contracts, restructured or closed out. The spot deferred position was 17.9 million ounces at June 30, 2002.

     "In the current market environment our total position should decline by a further 1 million ounces by year-end, bringing the total reduction to 4 million ounces for the year, or 17% of the Program," added Mr. Sokalsky.

HIGHER PRODUCTION AND LOWER COSTS EXPECTED IN SECOND HALF OF YEAR

Total production for the second quarter was marginally lower (2%) than plan at
1.35 million ounces of gold at total cash costs of $178 per ounce, generating cash margins of $163 an ounce. Last year's production for the second quarter was
1.6 million ounces of gold at total cash costs of $163 per ounce, resulting in cash margins of $157 per ounce. As announced earlier this year, lower production and higher cash costs in 2002 relate to the phasing out of several mines, planned lower grades processed at several operations (Goldstrike and Pierina). As well, they relate to lower than planned performances at Hemlo, Kalgoorlie and Meikle.

    "We expect a better second half, with higher production and lower costs, as we believe we've resolved most of the operating challenges we had in the first half," said John Carrington, Vice Chairman and Chief Operating Officer.

     The Company expects second half production to rise to 3 million ounces compared to 2.7 million ounces in the first half. At the same time, total cash costs are expected to decline to $168 per ounce from $177 per ounce achieved in the first half of the year, as operational improvements and higher grades at several operations contribute to better performance.

---------------------------
1 For an explanation of non-GAAP performance measures refer to pages 14-15 of the management's discussion and analysis.

BARRICK SECOND QUARTER REPORT 2002          2                      PRESS RELEASE

DISCOVERY FURTHER ENHANCES ORGANIC GROWTH PIPELINE

As a result of an intensified drilling program at the Alto Chicama Property's Lagunas Norte deposit between April and June, the Company announced on July 10th, an updated inferred resource estimate of 135 million tons, grading 0.054 ounces per ton, for a total of 7.3 million ounces of gold. Early stage results suggest the gold find is similar to the Pierina mine, 175 km away, in terms of grades and gold-rich surface outcroppings. Significant potential for expanding the resource exists.

     "We expect the resource to continue to expand over the next few quarters, and in the meantime mine development planning is underway," said John Carrington. "With Alto Chicama included, we're looking at an unmatched pipeline of potential new production, at even lower costs than our existing production base."

     In addition to the recent discovery at the Alto Chicama Property, Barrick's growth pipeline includes: the 25-million ounce Pascua/Veladero Project in Chile and Argentina; the 3-million-ounce Cowal Project in Australia; and the growing reserve and resource base in Tanzania. Over the next few months, Barrick plans updates on these projects, further confirming and quantifying the extent of the Company's new growth outlook.

58TH CONSECUTIVE QUARTER EXCEEDING SPOT GOLD PRICE

For the second quarter, 50 percent of production was sold at an average price of $365 per ounce under the Company's Premium Gold Sales Program, a premium of $52 per ounce over the average spot price. Barrick's realized price under the Program has now exceeded the spot price for 58 consecutive quarters. The balance, (50 percent) of production, was sold at an average price of $317 per ounce, $4 higher than the average spot gold price for the quarter. Overall, the Company realized an average price of $341 per ounce on its gold sales, $28 per ounce higher than the average spot price for the quarter, generating $40 million in additional revenue. At the end of the quarter the Program consisted of 17.9 million ounces of spot deferred contracts and 3.1 million ounces of variable price sales contracts and call options. The spot deferred contracts are deliverable over the next 15 years at an average minimum price of $344 per ounce.

     The additional revenue generated by the Premium Gold Sales Program further strengthens the financial position of the Company, which has the strongest balance sheet in the gold mining industry with the industry's only A-rating, cash and short-term investments of $916 million, working capital of $695 million, and no net debt at the end of the quarter. The financial position of the Company was further enhanced on April 29th, with the renewal of its undrawn $1-billion unsecured credit facility for a further five years at attractive terms.

IMPROVED FINANCIAL RESULTS IN SECOND HALF OF YEAR

With higher production and lower costs expected in the second half, full year production should total 5.7 million ounces of gold at an average total cash cost of $172 per ounce. The $5 per ounce by which cash costs are expected to exceed plan for the year reflect higher royalties due to higher gold prices and a lower than planned performance at some operations. Given the success of the exploration effort at the Alto Chicama Property, the Company increased its estimate for exploration and development spending by a further $10 million in the quarter, resulting in a total of $95 million to be expensed in 2002, up from the $55 million estimated at the beginning of the year. As a result of higher cash costs and exploration and development expenses, the Company expects its 2002 earnings (excluding non-hedge-related adjustments) to be at the lower end of its earlier earnings guidance of 42 to 47 cents, provided that spot gold prices average $315 per ounce for the balance of the year.

     Barrick's shares are traded under the ticker symbol ABX on the Toronto, New York, London and Swiss Stock Exchanges and the Paris Bourse.


BARRICK SECOND QUARTER REPORT 2002             3                   PRESS RELEASE


Key Statistics

(in United States dollars, US GAAP basis)                       Three months ended June 30,        Six months ended June 30,
                                                                ----------------------------       -------------------------------
(Unaudited)                                                          2002           2001               2002            2001
--------------------------------------------------------------------------------------------       -------------------------------

Operating Results
Gold production (thousands of ounces)                               1,349          1,602              2,722           3,088
Gold sold (thousands of ounces)                                     1,437          1,620              2,881           3,180

Per Ounce Data
     Average spot gold price                                        $ 313          $ 268              $ 302           $ 266
     Average realized gold price                                      341            320                335             320
     Cash operating costs (3)                                         171            155                170             154
     Total cash costs (1) (3)                                         178            163                177             161
     Total production costs (3)                                       268            236                265             240
--------------------------------------------------------------------------------------------       --------------------------------
Financial Results (millions)
Gold sales                                                          $ 490          $ 518              $ 968          $1,017
Net income before non-hedge derivative gains (losses) (3)              48             72                 95             121
Net income                                                             59             58                105             145
Operating cash flow excluding payments of previously accrued
merger related costs (3)                                              187            196                366             398
Operating cash flow                                                   177            196                328             398

Per Share Data (dollars)
     Net income before non-hedge derivative gains (losses) (3)       0.09           0.13               0.18            0.22
     Net income (basic and diluted)                                  0.11           0.11               0.20            0.27
     Operating cash flow excluding payments of previously accrued
     merger related costs (3)                                        0.35           0.36               0.68            0.74
     Operating cash flow                                             0.33           0.36               0.61            0.74
Common shares outstanding (as at June 30) (millions)(2)               542            536                542             536
--------------------------------------------------------------------------------------------       --------------------------------


                                            As at June 30,   As at Dec. 31,
                                        ------------------------------------
                                                  2002           2001
----------------------------------------------------------------------------

Financial Position (millions)
Cash and short-term investments                   $ 916          $ 733
Working capital                                     695            484
Long-term debt                                      781            793
Shareholders' equity                              3,319          3,192
----------------------------------------------------------------------------
1    Includes royalties and production taxes.

2 Includes shares issuable upon exchange of HCI (Homestake Canada Inc.) exchangeable shares.

3 For an explanation of non-GAAP performance measures refer to pages 14-15 of management's discussion and analysis.

BARRICK SECOND QUARTER REPORT 2002         4                SUMMARY INFORMATION

Production and Cost Summary

                                   Production (attributable ounces)                 Total Cash Costs (US$/oz)
                             --------------------------------------------    ------------------------------------------
                              3 months ended 06/30, 6 months ended 06/30,     3 months ended          6 months ended
                                                                                  06/30,                  06/30,
                             ----------------------  -------------------       --------------------   -----------------
(Unaudited)                         2002        2001       2002       2001        2002     2001           2002     2001
----------------------------------------------------  ---------------------    --------------------   -----------------
North America
  Betze-Post                     328,577     403,688    670,015    855,334       $ 228    $ 214          $ 223    $ 203
  Meikle                         155,058     186,804    297,673    348,636         192      147            201      134
----------------------------------------------------  ---------------------    ---------------------   ----------------
  Goldstrike Property Total      483,635     590,492    967,688  1,203,970         217      193            217      183
  Eskay Creek                     91,614      82,323    176,896    159,371          32       50             32       48
  Round Mountain                  95,498      97,770    189,070    198,139         177      167            183      177
  Hemlo                           61,552      78,706    122,532    149,542         249      209            241      211
  Holt-McDermott                  21,243      20,037     43,097     36,484         191      185            163      189
----------------------------------------------------  ---------------------    ---------------------   ----------------
                                 753,542     869,328  1,499,283  1,747,506         187      177            193      172
----------------------------------------------------  ---------------------    ---------------------   ----------------
South America
  Pierina                        183,324     221,517    397,973    427,283          80       39             72       41
Australia
  Plutonic                        79,710      94,526    141,937    150,427         174      151            180      166
  Darlot                          32,297      31,749     67,865     63,589         179      177            171      168
  Lawlers                         28,842      21,604     54,553     46,541         172      228            180      213
----------------------------------------------------  ---------------------    ---------------------   ----------------
  Yilgarn District Total         140,849     147,879    264,355    260,557         172      169            178      176
  Kalgoorlie                      80,780     108,957    167,598    207,128         213      176            216      186
----------------------------------------------------  ---------------------    ---------------------   ----------------
                                 221,629     256,836    431,953    467,685         189      172            193      181
----------------------------------------------------  ---------------------    ---------------------   ----------------
Africa
  Bulyanhulu (1)                  84,165      63,579    169,199     63,579         203      206            205      206
Other/Mines closing in 2002      106,132     190,902    223,447    381,775         192      198            192      202
----------------------------------------------------  ---------------------    ---------------------   ----------------
Total                          1,348,792   1,602,162  2,721,855  3,087,828       $ 178    $ 163          $ 177    $ 161
----------------------------------------------------  ---------------------    ---------------------   ----------------

1    Commenced production April 2001


BARRICK SECOND QUARTER REPORT 2002      5                   SUMMARY INFORMATION